Quarterly Report Form 51-901F and Schedule B&C

ISSUER DETAILS

For Quarter Ended:

March 31, 2003

Date of Report:

May 26, 2003

Name of Issuer:

Archangel Diamond Corporation

Issuer's Address:

65 Overlea Boulevard, Suite 400

Toronto, Ontario M4H 1P1

Issuer Fax Number:

416-429-2462

Issuer Phone Number:

416-423-1600

Contact Person:

David Massola

Contact Position:

Chief Financial Officer & Corporate Secretary

Contact Phone Number:

416-423-1600

Contact Email Address:

david.massola@archgeldiamond.com

Contact Website:

www.arachangeldiamond.com

CERTIFICATE

The three schedules, required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name:

/s/ Clive Hartz

Date Signed:  May 26, 2003

Director's Name:

/s/ Robert Shirriff

Date Signed:  May 26, 2003

ARCHANGEL DIAMOND CORPORATION

CONSOLIDATED BALANCE SHEETS

(Prepared by Management in United States dollars without audit)

		March 31, 2003		December 31, 2001
ASSETS				
CURRENT ASSETS				
Cash	$	700,351	$	1,925,688
Accounts receivable		5,588		4,386
Prepaid expenses		-		2,692
		705,939		1,932,766
Mineral property and deferred exploration costs:				
#REF!				
Mineral propertiesVerkhotina JV		1		1
Deferred exploration costs		-		-
		1		1
Capital assets		49,474		49,474
Less accumulated depreciation		(49,474)		(49,474)
		-		-
	$	705,940	$	1,932,767
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	190,193	$	-
		190,193		-
SHAREHOLDERS' EQUITY				
Share capital		32,936,474		32,936,474
Deficit		(33,926,161)		(33,675,953)
		(989,687)		(739,479)
	$	(799,494)	$	(739,479)

APPROVED BY THE BOARD

"Clive Hartz"
Director

"Robert Shirriff"
Director

ARCHANGEL DIAMOND CORPORATION

Notes to Interim Financial Statements

THREE Months Ended MARCH 31, 2003

(Prepared by Management Without Audit)

1.

Interim Financial Statements

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.  The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2002.

2.

Significant Accounting Policies and Change in Accounting Policy.

These interim financial statements follow the same accounting policies and methods of application as the annual financial statements for the year ended December 31, 2002.

3.

Stock Based Compensation

On January 20, 2003, the Corporation granted 1,500,000 stock options to a consultant with an exercise price of Cdn$0.35, expiring on January 20, 2007.

No compensation cost has been recognized for stock-based compensation awards granted to employees.

4.

Comparative Figures

Certain 2002 comparative figures have been reclassified to conform with the presentation adopted in 2003.

5.

Subsequent Events

On April 28, 2003 the Arbitrazh Court of the Arkhangelsk Region announced its decision to reject Arkhangelskgeoldobycha’s (AGD) claim that the Diamond Venture Agreement (DVA) be terminated.  The Court held that there were no grounds for finding that Archangel Diamond Corporation was in breach of its funding obligations arising out of the DVA and dismissed AGD’s application.  AGD has until June 12, 2003 to appeal the Court’s decision.

On May 8, 2003, the Corporation announced that it had resolved not to propose its current auditor, KPMG LLP, for re-appointment to the position as auditor of the Corporation at the Corporation’s next annual meeting of shareholders to be held on June 12, 2003.  The Corporation will propose Deliotte & Touche LLP, for appointment as the auditor of the Corporation at the upcoming annual meeting.  In the opinion of the Corporation, there have been no “Reportable Events” (as such term is defined in National Policy #31) in connection with the audit of the Corporation’s last two fiscal years reported by KPMG LLP.

SCHEDULE “B”: SUPPLEMENTARY INFORMATION

Period Ended March 31, 2003

1.

Analysis of expenses for the three-month period ended March 31, 2003:

a)

Effective January 1, 2002, property development costs associated with the Verkhotina Area are expensed as incurred.  Property development costs for the three-month period ended March 31, 2003 were $170,978 as shown in the attached Schedule “A” as part of “Consolidated Statements of Operations and Deficit.”

b)

General and administrative expenses for the three-month period ended March 31, 2003 were $85,239.  A summary is attached in Schedule “A” as part of “Consolidated Statements of Operations and Deficit.”

2.

Related party transactions:

During the quarter ended March 31, 2003 management services were provided by a non-arms length party, De Beers Canada Mining Inc., in the amount of $11,280.

3.

Summary of securities issued and options granted during the three-month period ended March 31, 2003:

a)

Securities issued including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid:

None

b)

Summary of options granted, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. “employees,”) exercise price and expiry date:

Date of Grant	Number of Shares	Position with the Company	Exercise Price (Cdn$)	Expiry Date	Subject to a Hold Period Ending
Jan 20/03	1,500,000	Consultant	0.35	Jan 20/07	May 21/03

4.

Summary of securities as at the end of the three-month period ended March 31, 2003:

a)

Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or nor cumulative, redemption and conversion provisions:

Authorized capital:

unlimited

common shares, npv

b)

Number and recorded value for shares issued and outstanding:

Issued capital:

72,234,558

common shares, npv

Recorded value:

$32,936,474

c)

Description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value:

(i)

Share options:

Number of Options	Exercise Price (Cdn$)	Expiry Date
50,000	1.00	Feb 18/04
100,000	0.50	Feb 18/04 (1)
200,000	0.50	Feb 18/04 (2)
50,000	1.00	Apr 14/05
35,000	0.50	Jun 14/05 (1)
50,000	0.50	Nov 28/05
1,500,000	0.11	Nov 25/06
900,000	0.11	Nov 25/06
550,000	0.19	May 1/07 (3)
150,000	0.17	May 8/07
230,000	0.23	Oct 9/07
1,000,000	0.10	Nov 29/07
1,500,000	0.35	Jan 20/07 (4)
6,315,000

(1)

The per share exercise price of $1.03 was re-priced to $0.50 December 13, 2000.

(2)

The per share exercise price of $1.03 was re-priced to $0.50 June 21, 2001.

(3)

All options are fully vested, with the exception of 100,000 options which are subject to the following vesting requirements: 1/4 vested August 2, 2002; 1/4 vested November 2, 2002; 1/4 vested February 2, 2003 and the balance will vest May 1, 2003.

(4)

These options are subject to a hold period expiring May 21, 2003.

(ii)

Common share purchase warrants:  None

d)

Number of shares in each class of shares subject to escrow or pooling agreements:

None

5.

Names of directors and officers as at the date this report is signed and filed:

Directors

Gary M. Ralfe

Raymond A. Clark

Michael J.M. Farmiloe

L. Lamont Gordon

Clive Hartz

Robert Shirriff

Officers

Position Held

Gary M. Ralfe

Chairman

Raymond A. Clark

President and Chief Executive Officer

David Massola

Chief Financial Officer and Corporate Secretary

SCHEDULE “C”: MANAGEMENT DISCUSSION AND ANALYSIS

1.

DESCRIPTION OF BUSINESS

The Corporation was incorporated on July 3, 1987 under the name "Gold Parl Resources Ltd." by registration of its Memorandum and Articles under the Company Act (British Columbia).  On September 3, 1993, the Corporation changed its name to "Canmet Resources Limited" and consolidated its share capital on the basis of two pre-consolidation common shares for one post-consolidation common share.  On August 5, 1994, the Corporation changed its name to "Archangel Diamond Corporation,” and on September 16, 1996, the Corporation was continued from British Columbia to the Yukon Territory.  The Corporation and its predecessors are collectively referred to herein as the “Corporation.”

The Corporation is an international diamond exploration company. The Corporation is currently engaged in the exploration for, and development of, diamondiferous kimberlite pipes for the purpose of mining diamonds in the Russian Federation.

2.

DISCUSSION OF BUSINESS

In December 1993, a Licence (the “Licence”) for the exploration and mining of diamonds from a 400-square kilometre area located northwest of Arkhangel’sk, Russia (the “Verkhotina Area”) was granted to a Russian enterprise, Arkhangelskgeoldobycha (“AGD”) (formerly Arkhangel’sk Geologia Enterprises).  Through agreements in 1993 and 1994 with AGD, the Corporation acquired the right to earn a 40% interest in any profits from the Verkhotina Area.  As part of such agreements, including the Memorandum dated 25 February 1994 (the “1994 Memorandum”), AGD agreed to transfer the Licence to a Russian joint stock company, of which the Corporation would hold 40% of the ordinary shares, when Russian legislation permitted such transfer.

In May 1994, the partners established a Russian international open joint stock company, Almazny Bereg (“AB”), the ordinary shares of which are owned 50% by AGD, 40% by the Corporation, and 10% by IBME Ltd.  AB was formed to hold the Licence and to coordinate the operations on the Verkhotina Area.  During May 1995, new Russian legislation was introduced which, in the view of the Corporation, enabled AGD to transfer the Licence.

In 1996, the Grib Pipe diamondiferous deposit was discovered by the Corporation and its Russian partners within the Verkhotina Area. As the Grib Pipe represents the key asset of the Corporation, it was the primary focus of the Corporation’s work efforts in 1999 and 2000.  From the inception of the project in 1993, approximately $18.4 million has been invested by the Corporation in the acquisition and exploration of the Verkhotina Area, for legal and certain administrative costs with respect to the Licence transfer dispute, and on the delineation of the Grib Pipe discovery itself.

In April 1997 the AGD Board of Directors resolved that the transfer of the Licence to AB would take place upon completion by the Corporation of an agreed upon work program (the “Work Program”) on the Verkhotina Area for 1997 and the first quarter of 1998 and that a supplemental agreement would be prepared to record this. In December 1997 the Work Program was agreed upon by the parties, and in March 1998 the General Director of AGD confirmed to the Corporation that the Corporation had satisfied all of its requirements regarding the Work Program. However, no supplemental agreement was provided by AGD to the Corporation and transfer of the Licence to AB as agreed by the AGD Board did not take place.

After having repeatedly failed in its attempts to get AGD to transfer the Licence to AB, in June 1998 the Corporation advised AGD that it was temporarily suspending its further funding of the Verkhotina Area effective July 1, 1998 until AGD complies with its obligations. As a result of this, the Corporation began accruing the costs for continuing exploration work as invoiced by AGD on the Verkhotina Area until such time as the Licence transfer dispute is resolved.

As the parties were unable to reach an agreement concerning Licence transfer, in August 1998 the Corporation commenced international arbitration of the matter in Stockholm as provided for in the Verkhotina Diamond Venture Agreement (the “VDV Agreement”).  The Arbitration Tribunal was constituted and unanimously accepted preliminarily jurisdiction of the dispute.

Continued negotiations between the Corporation and AGD resulted in a new agreement being executed between the parties on July 15, 1999 (the “1999 Agreement”).  Among other matters, the 1999 Agreement stipulated that AGD would, within a period not to exceed 180 days, transfer or re-register the Licence to a new Russian joint stock company to be established, of which the Corporation would also own a 40% interest.  As part of the 1999 Agreement, the Corporation agreed to suspend international arbitration for 180 days, after which time the arbitration would be discontinued if the Licence had been transferred under the terms of the 1999 Agreement.

Within weeks of executing the 1999 Agreement, AGD brought forth new demands requesting the right, but not the obligation, to jointly fund the project through completion of the feasibility study, the right to reimburse the Corporation for 50% of its past costs, and the right to appoint the General Director of AB on an alternating basis if they did so fund and reimburse.  As all previous agreements, including the 1999 Agreement, specifically contemplated that these rights and obligations were to be borne solely by the Corporation, these new AGD requests erected new roadblocks in effecting transfer of the Licence.

In January 2000, with the transfer of the Licence having not been completed within the allotted 180-day period, the Company formally filed a request with the Tribunal to reinstate the arbitration proceedings. The Company subsequently filed its detailed statement of case on April 14, 2000.  After several legal submissions by both parties, the Tribunal established February 26, 2001 as the final date for submission of pleadings.

During the week of March 5, 2001 the Tribunal heard the Company’s claim in regard to AGD’s alleged non-performance of the amended VDV Agreement and its obligation to transfer the Licence to the Russian joint stock company referred to in the Memorandum.  On the basis of new arguments put forward by AGD, the Tribunal agreed to hear new arguments as to its jurisdiction over the dispute.

On June 27, 2001, the Tribunal issued a split ruling that the dispute was not arbitrable in Sweden, a finding that overturned their 1999 acceptance of jurisdiction over the dispute.  The Company filed a Summons Application with the Swedish District Court on July 23, 2001, seeking to determine the majority arbitrators’ competence regarding their majority decision of “no jurisdiction,” and in May 2002, the Swedish District Court accepted the Corporation’s petition.  Detailed pleadings have not been submitted by both parties.  Submission of pleadings was postponed a number of times upon the request of both parties and, consequently, the main hearing scheduled for mid-December 2002 was postponed.  A new pre-trial hearing is scheduled for June 2, 2003.  A date for a main hearing is not yet fixed; however, this is not likely to take place before autumn 2003.

On August 23, 2001, LUKoil, the 74.1% owner of AGD, filed claims with the Arbitration Court of the Arkhangel’sk Region in the Russian Federation (“Arbitration Court”) seeking a ruling, in the case of the first claim, that the arbitration provisions in the VDV Agreement are invalid and, in the case of the second claim, that the 1999 Agreement is invalid.  In addition, on August 31, 2001, AGD filed a claim with the Arbitration court of the Arkhangel’sk region seeking a ruling that the Memorandum be declared not concluded and invalid and, further, on January 14, 2002, AGD filed a claim with the same court to terminate the VDV Agreement on the grounds that the VDV Agreement funding provisions have been breached by the Company.

During 2002, a number of hearings were held with respect to these claims.  Firstly, on March 21, 2002, the Arbitration Court at first instance rejected the claim brought by LUKoil that the arbitration clause in the VDV Agreement be declared invalid and this decision was not appealed.  Secondly, on May 21, 2002, the Arbitration Court at first instance dismissed LUKoil’s claim to have the 1999 Agreement declared invalid, finding that the 1999 Agreement is valid, and this decision was also not appealed.  Thirdly, AGD’s petition that the Memorandum be declared unconcluded and invalid was initially remanded until July 26, 2002, at which hearing original specimens of AGD’s signatory to the Memorandum, Dr. Grib, were presented to the Arbitration Court for examination by handwriting experts.  The case was subsequently again remanded until such examination could be completed.  On October 1, 2002, the hearings with respect to AGD’s claims concerning the VDV Agreement were suspended until a final decision regarding the Memorandum came into force at which time the hearing would recommence.  On October 28, 2002, the Arbitration Court ruled that the Memorandum between the Company and AGD is unconcluded.  The decision was appealed by the Company in November 2002.

The Company’s appeal against the decision declaring the Memorandum unconcluded was heard on January 23 and 27, 2003. The Arkhangel’sk Court of Appeal rejected the appeal, whereupon the original decision declaring the Memorandum unconcluded (and hence of no force and effect as a matter of Russian law) entered into force on February 4, 2003. A second level appeal against the decision was filed with the St. Petersburg Court of Cassation on March 23, 2003, and this case is pending.  Following the entering into force of the decision declaring the Memorandum unconcluded, on February 4, 2003, the Arbitration Court resumed consideration of AGD’s claim to terminate the VDV Agreement on the grounds that the Company has breached its funding obligations.  Hearings in this case are scheduled to commence on April 28, 2003.

As a direct result of the actions by LUKoil and AGD, in November 2001 the Company filed a lawsuit in the Denver District Court, State of Colorado, against LUKoil and AGD (the “Defendants”) seeking to recover in excess of $1 billion in damages for harm caused by a scheme of fraud, breach of contract, civil conspiracy and related claims.  On October 15, 2002 the Denver District Court issued an order dismissing the Company’s action against LUKoil and AGD based solely on a determination that it lacked personal jurisdiction over the Defendants, but rejecting all of the Defendants’ other arguments on jurisdiction. The Company’s legal advisors were of the view that the Court's decision was erroneous for a number of reasons, including the Court's failure to consider the Company's fraud and other tort claims against LUKoil and AGD as a basis for personal jurisdiction. Accordingly, on November 27, 2002, the Company filed a motion with the Colorado Court of Appeals appealing the October 15, 2002 decision.  The appeal is likely to be heard during the last quarter of 2003.

On December 19, 2002, the Corporation completed a private placement of 28,000,000 Common Shares to Cencan S.A., a wholly-owned subsidiary of De Beers S.A., at a price of $0.10 per share.  A further 2,000,000 Common Shares were placed with various other placees.  Cencan S.A. also bought from Task Holdings Limited 17,305,226 Common Shares, for a total holding of 62.7% of the Common Shares of the Corporation. The private placement effected a change of controlling shareholder of the Corporation and a change of management and, effective December 19, 2002, Timothy J. Haddon resigned as director, President and CEO; Gary E. Davis resigned as director, Chief Financial Officer and Corporate Secretary; and Richard Wake-Walker resigned as a director. Messrs. Haddon and Davis have been retained as consultants to the Corporation. Gary M. Ralfe was then appointed Chairman and a director; Raymond A. Clark was appointed President, CEO and a director; Michael J.M. Farmiloe and former director, Robert L. Shirriff, joined the Board as Directors.  Clive R. Hartz and L. Lamont Gordon remained on the Board subsequent to the change in control.

On January 20, 2003, the Corporation granted to consultants 1,500,000 stock options with an exercise price of Cdn$0.35 and expiry date of January 20, 2007.  The options vested immediately, but are subject to a hold period expiring May 21, 2003.

3.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

The Corporation had a net loss of $250,202 for the quarter ended March 31, 2003, versus a net loss of $389,256 for the quarter ended March 31, 2002.

Administration costs during the quarter ended March 31, 2003, versus the same period ended March 31, 2002, increased $585 from $84,654 in 2002 to $85,239 in 2003.  Administration costs were comparable due to foreign exchange gains offsetting the increase in consulting fees in accordance with consulting contracts entered into with former employees.  Mineral property cost were $170,978 during the first quarter 2003 versus $309,210 for the first quarter 2002.  These costs relate primarily to the legal costs incurred for the arbitration and legal proceedings relating to the Verkhotina Licence dispute.

4.

SUBSEQUENT EVENTS

On April 28, 2003 the Arbitrazh Court of the Arkhangelsk Region announced its decision to reject Arkhangelskgeoldobycha’s (AGD) claim that the Diamond Venture Agreement (DVA) be terminated.  The Court held that there were no grounds for finding that Archangel Diamond Corporation was in breach of its funding obligations arising out of the DVA and dismissed AGD’s application.  AGD has until June 12, 2003 to appeal the Court’s decision.

On May 8, 2003, the Corporation announced that it had resolved not to propose its current auditor, KPMG LLP, for re-appointment to the position as auditor of the Corporation at the Corporation’s next annual meeting of shareholders to be held on June 12, 2003.  The Corporation will propose Deliotte & Touche LLP, for appointment as the auditor of the Corporation at the upcoming annual meeting.  In the opinion of the Corporation, there have been no “Reportable Events” (as such term is defined in National Policy #31) in connection with the audit of the Corporation’s last two fiscal years reported by KPMG LLP.

5.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

Not applicable.

6.

LIQUIDITY AND SOLVENCY

The Corporation had working capital of $358,088 as of March 31, 2003 compared to $833,160 as of March 31, 2002.  As of March 31, 2003, the Corporation had $700,351 in cash compared with $1,075,016 as of March 31, 2002.  The Company currently has working capital sufficient for its requirements until about September 2003.

During the 2003 timeframe, it is the Company’s intention to conserve cash wherever it can while pursuing the appeal it has filed in the United States against LUKoil and AGD and pursuing negotiations in Russia.  Subject to progress being made in resolving the dispute with AGD and LUKoil and the need to protect the Company’s rights, management will keep further financing options under review as we go forward.